UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2)

MEI Pharma, Inc
(Name of Issuer)

Common Stock, par value $0.00000002 per share
(Title of Class of Securities)

55279B202
(CUSIP Number)

Leo Kirby 667 Madison Avenue, 21st Floor New York, NY 10065 (212) 339-5633
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2013
(Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Page 1 of 8 Pages

SCHEDULE 13D

CUSIP No. 55279B202	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Baker Bros. Advisors, LLC 13-4093645
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,200,000 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,200,000 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) IA

(1) Includes shares of common stock issuable upon exercise of the Warrant (as defined in Item 5 below), subject to the limitations on exercise described in Item 5 below.

(2) Based on 15,015,454 shares of common stock outstanding as of February 12, 2013, as reported in the Issuer’s Form 10-Q filed with the SEC on February 12, 2013.

Page 2 of 8 Pages

SCHEDULE 13D

CUSIP No. 55279B202	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,200,000 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,200,000 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1) Includes shares of common stock issuable upon exercise of the Warrant (as defined in Item 5 below), subject to the limitations on exercise described in Item 5 below.

(2) Based on 15,015,454 shares of common stock outstanding as of February 12, 2013, as reported in the Issuer’s Form 10-Q filed with the SEC on February 12, 2013.

Page 3 of 8 Pages

SCHEDULE 13D

CUSIP No. 55279B202	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,200,000 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,200,000 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1) Includes shares of common stock issuable upon exercise of the Warrant (as defined in Item 5 below), subject to the limitations on exercise described in Item 5 below.

(2) Based on 15,015,454 shares of common stock outstanding as of February 12, 2013, as reported in the Issuer’s Form 10-Q filed with the SEC on February 12, 2013.

Page 4 of 8 Pages

Amendment No. 2 to Schedule 13D

This Amendment No. 2 to Schedule 13D amends and supplements the previously filed Schedule 13D filed by Baker Bros. Advisors, LLC (the “Adviser”), Julian C. Baker and Felix J. Baker (together with the Adviser and Julian C. Baker, the “Reporting Persons”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

Item 5. Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Set forth below is the aggregate number of shares of Common Stock of MEI Pharma, Inc. (the “Issuer”) directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as shares of Common Stock that may be acquired upon exercise of the Warrant (as defined below) at an exercise price of $3.12 per share as of the date hereof by Baker Brothers Life Sciences, L.P., 667, L.P., and 14159, L.P. (the “Funds”), subject to the limitation on exercise described below.

Name	Number of Shares of Common Stock	Number of Shares Underlying Warrant
667, L.P.	37,450	52,430
Baker Brothers Life Sciences, L.P.	451,750	632,450
14159, L.P.	10,800	15,120

Pursuant to the Warrants to Purchase Common Stock by each Fund dated November 4, 2012 (the “Warrant”), if at any time the beneficial ownership of the Funds and their affiliates exceeds 9.99% of the shares of Common Stock outstanding immediately after giving effect to the exercise of the Warrant, then the number of shares of common stock that may be acquired by the Funds and their affiliates upon any exercise of the Warrant will be limited to the extent necessary to ensure that, following such exercise, the total number of shares of common stock then beneficially owned by the Funds and their affiliates does not exceed 9.99% of the total number of then issued and outstanding shares of Common Stock (including for such purpose the shares of Common Stock issuable upon exercise of the Warrant) (the “Maximum Percentage”). At any time that the Funds and their affiliates do not beneficially own in excess of the Maximum Percentage, the Funds may, by written notice to the Issuer, from time to time increase or decrease the Maximum Percentage to any other percentage not in excess of 9.99% specified in such notice. Pursuant to the Warrant, any such increase will not be effective until the 61st day after such notice is delivered to the Issuer.

On April 12, 2012, the Adviser, the Funds, and the general partners of the Funds entered into an amended and restated management agreement (the “Management Agreement”) which gave the Adviser complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments. The general partners of the Funds relinquished all discretion and authority with respect to the Funds’ investments and voting power over investments. In connection with the services provided by the Adviser to the Funds, the Adviser receives a management based fee that does not confer any pecuniary interest.

Page 5 of 8 Pages

By virtue of the Management Agreement, the Adviser, and Felix J. Baker and Julian C. Baker, as principals of the Adviser, may be deemed to be indirect beneficial owners of securities of the Issuer owned directly by the Funds, and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities. The Reporting Persons disclaim beneficial ownership of the securities held by each of the Funds, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities for purposes of Section 13(d) or for any other purpose.

(c) The following transactions in the Issuer’s Common Stock were effected by the Funds noted below during the five days preceding the filing of this statement. The transactions in Common Stock effected the sixth to sixtieth days are disclosed on the previous Schedule 13D filed on February 27, 2013. All transactions were effected in the over-the-counter market directly with a broker-dealer. Except as disclosed herein or in any previous amendments to this Schedule 13D, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

Name	Date	Number of Shares	Transaction	Price/Share	Footnotes
667, L.P.	2/28/2013	11,235	Sale	7.1740	1
Baker Brothers Life Sciences, L.P.	2/28/2013	135,525	Sale	7.1740	1
14159, L.P.	2/28/2013	3,240	Sale	7.1740	1
667, L.P.	3/1/2013	5,769	Sale	7.5431	2
Baker Brothers Life Sciences, L.P.	3/1/2013	69,585	Sale	7.5431	2
14159, L.P.	3/1/2013	1,663	Sale	7.5431	2

(1)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $7.00 to $7.35. The Reporting Persons undertake to provide the staff of the Securities and Exchange Commission (the “Staff”), upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(2)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $7.45 to $8.00. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(d) Not applicable

(e) Not applicable.

Page 6 of 8 Pages

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

99.1:	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons

Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 5, 2013

BAKER BROS. ADVISORS, LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

Page 8 of 8 Pages